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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 16)*


                   Transcontinental Realty Investors, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
         ------------------------------------------------------------
                                (CUSIP Number)


                              Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                             Dallas, Texas 75231
                                (214) 692-4758
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              February 18, 1994
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE  2  OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   American Realty Trust, Inc.  54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 536,347
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                 -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                 536,347
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                   -0-
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              536,347
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                20.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE  3  OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Basic Capital Management, Inc.  75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 116,575
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                 -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                  116,575
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                   -0-
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              116,575
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                4.3%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE  4  OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Syntek Asset Management, L.P.  75-2163161
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 17,650
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                 -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                 17,650
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                   -0-
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              17,650
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                0.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE  5  OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Continental Mortgage and Equity Trust  94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 53,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                 -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                 53,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                   -0-
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              53,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                1.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE  6  OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              The Gene E. Phillips Children's Trust  13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                 31,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                 -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                 31,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                   -0-
- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              31,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                1.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TRI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on December 2, 1993. The principal executive offices of TRI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of Gene E. Phillips ("Phillips"), Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         Mr. Phillips, BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Mr. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficials owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to TRI and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and ART and is a beneficiary of the GEP Trust.

            (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the Children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
- ----                                                 --------------------
Oscar W. Cashwell                                    President

Name                                                 Position(s) with BCM
- ----                                                 --------------------
Hamilton P. Schrauff                                 Executive Vice President and Chief Financial Officer

Karl L. Blaha                                        Executive Vice President and Director of Commercial Management

Clifford C. Towns, Jr.                               Executive Vice President, Finance

Thomas A. Holland                                    Senior Vice President and Chief Accounting Officer

Robert A. Waldman                                    Vice President, Corporate Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer and Securities Manager

Ryan T. Phillips                                     Director

M. Ned Phillips                                      Director


         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Vice President, Corporate Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET:

Name                                Position(s) with CMET
- ----                                ---------------------
Oscar W. Cashwell                   President

Hamilton P. Schrauff                Executive Vice President and Chief Financial Officer

Karl L. Blaha                       Executive Vice President and Director of Commercial Management

Thomas A. Holland                   Senior Vice President and Chief Accounting Officer

Robert A. Waldman                   Vice President, Secretary and Corporate Counsel

Drew D. Potera                      Treasurer

Geoffrey C. Etnire                  Trustee

Name                                Position(s) with CMET
- ----                                ---------------------
A. Bob Jordan                       Trustee

Dan Johnston                        Trustee

Willie K. Davis                     Trustee

Raymond V.J. Schrag                 Trustee

Randall K. Gonzalez                 Trustee

Bennett B. Sims                     Trustee

Ted P. Stokley                      Trustee

         Information with respect to Messrs. Cashwell, Potera, Schrauff, Blaha, Waldman and Holland is disclosed in (I) above.

         Mr. Entire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 640, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

         Mr. Johnston's business address is 645 Madison Avenue, Suite 2200, New York, New York 10022. Mr. Johnston's present principal occupation is an Attorney. Mr. Johnston is a citizen of the United States of America.

         Mr. Jordan's business address is 6051 North Brookline, Suite 119, Oklahoma City, Oklahoma 73112. Mr. Jordan's present principal occupation is an Attorney. Mr. Jordan is a citizen of the United States of America.

         Mr. Davis' business address is 333 Union Street, Suite 400, Nashville, Tennessee 37201. Mr. Davis' present principal occupation is Chairman of Mid-South Financial Corporation. Mr. Davis is a citizen of the United States of America.

         Mr. Schrag's business address is 36 West 44th Street, Suite 1407, New York, New York 10036. Mr. Schrag's present principal occupation is an Attorney in New York. Mr. Schrag is a citizen of the United States of America.

         Mr. Gonzalez's business address is 4331 Alpha Road, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is Vice President of TMC Realty Advisors, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Sims' business address is 529 W. 42nd Street, #8N, New York, New York 10036. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Exepressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

    Name                                 Position(s) with ART
    ----                                 --------------------
G. Wayne Watts                           Director

Al Gonzalez                              Director

Ryan T. Phillips                         Director

Tilmon Kreiling, Jr.                     Director

Oscar Cashwell                           Director

Karl L. Blaha                            President

    Name                                 Position(s) with ART
    ----                                 --------------------
Hamilton P. Schrauff                     Executive Vice President and Chief Financial Officer

Thomas A. Holland                        Senior Vice President and Chief Accounting Officer

Robert A. Waldman                        Secretary and Vice President

Drew D. Potera                           Treasurer

         Information with respect to Messrs. Blaha, Schrauff, Potera, Holland, Waldman and Ryan T. Phillips is disclosed in (I) above.

         Mr. Watts' business address is P.O. Box 706, Fountain Inn, South Carolina 29644. Mr. Watts' present principal occupation is Director of International Operations with Harkness International. Mr. Watts is a citizen of the United States of America.

         Mr. Gonzalez's business address is 5440 Harvest Hill Road, Suite 250, Dallas, Texas 75230. Mr. Gonzales' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Kreiling's business address is 4627 Kelsey Road, Dallas, Texas 75229. Mr. Kreiling's present principal occupation is President of Kreiling Associates & Co. Mr. Kreiling is a citizen of the United States of America.

         (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips, William S. Friedman and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         Information with respect to Mr. Phillips is disclosed in (III) above.

         Mr. Friedman's business address is 645 Madison Avenue, Suite 2200, New York, New York 10022. Mr. Friedman's present principal occupation is Chief Executive Officer of Tarragon Realty Advisors, Inc. Mr. Friedman is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

          Item 5 is hereby amended to read as follows:

          (a)  Share Ownership

          The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares Owned Directly

                              Number of        Percent of
Name                           Shares           Class (1)
- ----                          ---------        ----------
BCM                            116,575            4.3
CMET                            53,000            1.9
ART                            536,347           20.0
SAMLP                           17,650            0.6
GEP Trust                       31,000            1.1

               TOTAL           754,572           28.2%

                             Shares Owned Beneficially

                              Number of       Percent of
Name                           Shares          Class (3)
- ----                          ---------       ----------
ART                            536,347           20.0%
BCM                            116,575            4.3
CMET                            53,000            1.9
SAMLP                           17,650            0.6
Phillips (2)                    17,650            0.6
GEP Trust                       31,000            1.1
G. Wayne Watts (3)             536,347           20.0
Al Gonzalez (3)                536,347           20.0
M. Ned Phillips (4)            116,575            4.3
Ryan T. Phillips (3)(4)(5)     683,922           25.5
Tilmon Kreiling, Jr. (3)       536,347           20.0
Oscar Cashwell (3)(4)          652,922           24.4

Total shares beneficially
  owned by Reporting Persons   754,572           28.2%

(1) Percentage calculations are based upon 2,674,053 Shares outstanding at February 18, 1994. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP described in Item 2, as herein amended.

(3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2, as herein amended.

(4) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(5) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in Item 2.

            (b) Voting and Dispositive Power

            Each of the directors of ART share voting and dispositive power over the 536,347 Shares owned by ART. Each of the directors of BCM exercise voting and dispositive power over the 116,575 Shares held by BCM. Each of the Trustees of CMET share voting and disposition power over the 53,000 Shares held by CMET. The Trustee of GEP Trust has complete voting and disposition power over all of the shares owned by GEP Trust.

            (c) Transactions in Securities

            The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                Number of    Price           Type of
Person         Date       Shares    Per Share       Transaction
- ------         ----        ------   ---------       -----------
ART          12/20/93        200      $12.75         Open Market
ART          12/21/93        400      $12.75         Open Market
ART          12/22/93      2,000      $12.75         Open Market
ART           1/13/94        300      $12.75         Open Market
ART           1/14/94        500      $12.75         Open Market
BCM           1/14/94      1,000      $12.75         Open Market
BCM           1/17/94        500      $12.75         Open Market
BCM           1/18/94      1,500      $12.75         Open Market
BCM           1/18/94      3,000      $12.75         Open Market
BCM           1/18/94      3,800      $12.75         Open Market
BCM           1/19/94        200      $12.75         Open Market
BCM           1/19/94        100      $12.75         Open Market
BCM           1/20/94      1,900      $12.75         Open Market
BCM           1/21/94        300      $12.75         Open Market
BCM           1/31/94      1,200      $12.75         Open Market
BCM           2/01/94        100      $12.75         Open Market
BCM           2/02/94        400      $12.75         Open Market
BCM           2/02/94        500      $12.75         Open Market
ART           2/02/94      2,000      $ 5.25         Negotiated
                                                       Purchase

BCM           2/03/94        900      $12.75         Open Market
BCM           2/04/94        400      $12.75         Open Market
BCM           2/14/94      1,900      $13.75         Open Market
BCM           2/14/94      1,000      $13.75         Open Market
BCM           2/14/94      1,000      $13.75         Open Market
BCM           2/15/94      1,000      $13.75         Open Market
BCM           2/15/94        300      $13.75         Open Market
BCM           2/16/94      1,700      $13.75         Open Market
BCM           2/16/94        300      $13.75         Open Market
BCM           2/17/94      1,700      $13.75         Open Market
BCM           2/17/94        800      $13.75         Open Market
BCM           2/18/94      1,200      $13.75         Open Market
BCM           2/18/94      3,000      $13.75         Open Market
BCM           2/18/94      1,800      $13.75         Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

         Item 6 is hereby amended by deleting Item 6(a) in its entirety and adding new Item 6(a) which reads as follows:

         (a) ART has pledged 10,000 Shares to Addison Securities, Inc., pledged 1,450 Shares to Advest, pledged 32,900 Shares to Alex Brown, pledged 26,750 Shares to Allied Research

Services, Inc., pledged 900 Shares to Brown & Company, pledged 10,050 Shares to CJ Lawrence, Inc., pledged 8,050 Shares to Capital Institutional, Inc., pledged 2,000 Shares to Cowen & Company, pledged 20,096 Shares to Dean Witter Reynolds, pledged 5,000 Shares to Dillon Read and Company, Inc., pledged 10,000 Shares to Eppler, Guerin and Turner, Inc., pledged 2,100 Shares to Equico, pledged 2,000 Shares to Fist Alabama, pledged 12,000 Shares to Global Strategies, pledged 28,538 Shares to Goldman Sachs, pledged 24,000 Shares to Gruntal & Co., pledged 12,000 Shares to Hambrecht & Quist, pledged 25,171 Shares to Kemper Securities Group, Inc., pledged 22,000 Shares to Kennedy Cabot & Company, pledged 39,500 Shares to Kidder Peabody Investor, pledged 10,000 Shares to Kirpatrick Pettis, pledged 2,000 Shares to Lombrad, pledged 12,500 Shares to Legg Mason, pledged 2,000 Shares to Mabon, pledged 7,000 Shares to Main Street Capital, pledged 15,000 Shares to Montgomery Securities, pledged 14,000 Shares to Mutual Securities, Inc., pledged 10,000 Shares to NorthPark Securities, Inc., pledged 19,475 Shares to The Ohio Company, pledged 2,500 Shares to Olde Discount Stock Brokers, pledged 35,000 Shares to Oppenheimer & Company, pledged 2,000 Shares to Paine Webber, pledged 15,171 Shares to Prudential Bache, pledged 12,625 Shares to Robert Baird, pledged 1,500 Shares to Rodman & Renshaw, pledged 14,900 Shares to Scottsdale Securities, Inc., pledged 50,171 Shares to Shearson Lehman Hutton and pledged 16,000 Shares to Thomas F. White & Co., Inc. Inc. in stock margin accounts maintained by it with such brokers.

         BCM has pledged 2,000 Shares to Accutrade, pledged 13,625 Shares to Addison Securities, Inc., pledged 2,500 Shares to Advest, pledged 10,000 Shares to Alex Brown, pledged 4,700 Shares to Allied Research Service, pledged 3,000 Shares to Brown & Company, pledged 4,000 Shares to CJ Lawrence, Inc., pledged 2,000 shares to Capital Institutional Inc., pledged 2,000 Shares to Cowen & Company, pledged 3,600 Shares to Dean Witter and Reynolds, pledged 5,000 Shares to Dillon Read and Company, Inc., pledged 3,000 Shares to Eppler, Guerin and Turner, Inc., pledged 1,300 Shares to First National Brokerage, pledged 1,000 Shares to Gruntal & Co. pledged 7,000 Shares to HD Vest Financial Services, pledged 2,300 Shares to Hambrecht & Quist, pledged 5,000 Shares to IDS Financial Services, Inc., pledged 5,000 Shares to Kemper Securities Groups, Inc., pledged 4,000 Shares to Kirpatrick Pettis, pledged 2,000 Shares to Lombard, pledged 5,000 Shares to Legg Mason, pledged 2,000 Shares to Mabon, pledged 3,800 Shares to NorthPark Securities, Inc., pledged 2,000 Shares to The Ohio Company, pledged 6,000 Shares to Olde Discount Stock Brokers, pledged 10,950 Shares to Piper Jaffray, Inc., pledged 1,800 Shares to Scottdales Securities, Inc. and pledged 2,000 Shares to Signet Financial Services, Inc. in stock margin accounts maintained by it with such brokers.

         CMET has pledged 10,000 Shares to Goldman Sach & Co., pledged 11,000 Shares to Neuberger & Berman and pledged 32,000 Shares to Scottsdale Securities, Inc. in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:   March 1, 1994

                             SYNTEK ASSET MANAGEMENT, L.P.

                             By:  Syntek Asset Management, Inc.
                                  Managing General Partner


                             By:  /s/ OSCAR W. CASHWELL
                                  Oscar W. Cashwell
                                  President


                             BASIC CAPITAL MANAGEMENT, INC.


                             By:  /s/ OSCAR W. CASHWELL
                                  Oscar W. Cashwell
                                  President

                             AMERICAN REALTY TRUST, INC.


                             By:   /s/ KARL L. BLAHA
                                  Karl L. Blaha
                                  President


                             GENE E. PHILLIPS CHILDREN'S TRUST


                             By:  /s/ DONALD W. PHILLIPS
                                  Donald W. Phillips
                                  Trustee

                             CONTINENTAL MORTGAGE AND EQUITY TRUST


                             By:  /s/ OSCAR W. CASHWELL
                                  Oscar W. Cashwell
                                  President